SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CONSTELLATION ENERGY PARTNERS LLC
(Name of Issuer)
Common Units Representing Class B Limited Liability Company Interests
(Title of Class of Securities)
21038E 10 1
(CUSIP Number)
Jack T. Collins
210 Park Avenue
Oklahoma City, OK 73102
(405) 600-7704
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 8, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	21038E 10 1	Page	2	of	17

1	NAME OF REPORTING PERSON PostRock Energy Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,128,670 common units*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,128,670 common units*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%**

14	TYPE OF REPORTING PERSON

CO (Corporation)

*	PostRock Energy Corporation may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

**	The calculations in this Schedule 13D are based on the Issuer’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, that 23,768,193 shares of Class B limited liability company interests were outstanding as of August 5, 2011.

CUSIP No.	21038E 10 1	Page	3	of	17

1	NAME OF REPORTING PERSON Constellation Energy Partners Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,128,670 common units*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,128,670 common units*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

OO (Limited liability company)

*	Constellation Energy Partners Management, LLC may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	4	of	17

1	NAME OF REPORTING PERSON White Deer Energy L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

PN (Limited Issuer)
*   White Deer Energy L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	5	of	17

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

PN (Limited Issuer)

*	White Deer Energy TE L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	6	of	17

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

PN (Limited Issuer)

*	White Deer Energy FI L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	7	of	17

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

PN (Limited Issuer)

*	Edelman & Guill Energy L.P. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	8	of	17

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

CO

*	Edelman & Guill Energy Ltd. may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	9	of	17

1	NAME OF REPORTING PERSON Thomas J. Edelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

IN

*	Thomas J. Edelman may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No.	21038E 10 1	Page	10	of	17

1	NAME OF REPORTING PERSON Ben A. Guill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,128,670 common units*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,128,670 common units*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,128,670 common units*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON

IN

*	Thomas J. Edelman may also be deemed to beneficially own 485,065 Class A Units representing Class A limited liability company interests in Constellation Energy Partners LLC.

CUSIP No. 21038E 10 1	Page 11 of 17
SCHEDULE 13D
     The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer.
     This Statement is being filed with respect to the common units representing Class B limited liability company interests (each, a “Common Unit”) of Constellation Energy Partners LLC (the “Issuer”). The address of the principal executive offices of the Issuer is 1801 Main Street, Suite 1300, Houston, Texas 77002.

Item 2.	Identity and Background
(a) This Statement is filed jointly by:
          (i) Constellation Energy Partners Management, LLC, a Delaware limited liability company (“CEPM”);
          (ii) PostRock Energy Corporation, a Delaware corporation (“PostRock”);
          (iii) White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”);
          (iv) White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”);
          (v) White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, collectively with White Deer and White Deer TE, the “White Deer Funds”);
          (vi) Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”);
          (vii) Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”);
          (viii) Thomas J. Edelman; and
          (ix) Ben A. Guill (and, together with CEPM, PostRock, the White Deer Funds, GP LP, GP Ltd. and Mr. Edelman, the “Reporting Persons”).
          All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
(b) The address of the principal business office of PostRock and CEPM is:
          210 Park Avenue
          Oklahoma City, OK 73102
          The address of the principal business office of each other Reporting Person other than PostRock and CEPM is:
          c/o White Deer Management LLC
          700 Louisiana, Suite 4770
          Houston, Texas 77002

CUSIP No. 21038E 10 1	Page 12 of 17
(c)	Each of the White Deer Funds is a private equity fund and its principal business is investing in securities. GP LP is the general partner of the White Deer Funds. GP Ltd. is the general partner of GP LP. Messrs. Edelman and Guill are the owners and directors of GP Ltd. and are limited partners of GP LP and White Deer.
PostRock is a publicly-traded (NASDAQ: PSTR), independent oil and gas company engaged in the acquisition, exploration, development, production and gathering of crude oil and natural gas. It manages its business in two segments, production and pipeline. Its production segment is focused in the Cherokee Basin, a 15-county region in southeastern Kansas and northeastern Oklahoma. CEPM is a wholly owned subsidiary of PostRock whose sole business is holding investments in the Issuer.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Not applicable.
          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of CEPM, PostRock, the White Deer Funds, GP LP or GP Ltd. has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration
          On August 8, 2011, PostRock entered into a Purchase Agreement (the “Purchase Agreement”) with Constellation Energy Commodities Group, Inc. (“CECG”) and Constellation Energy Partners Holdings, LLC (“CEPH” and, together with CECG, the “Selling Parties”) to acquire (the “Acquisition”) from the Selling Parties all of their equity interests (the “Subject Interests”) in CEPM. CEPM holds of record (i) 3,128,670 Common Units of the Issuer and (ii) all of the 485,065 outstanding Class A Units representing Class A limited liability company interests of the Issuer (“Class A Units”). The acquired Class A Units and Common Units constitute approximately 14.9% of the voting interests of the Issuer.
     In exchange for the Subject Interests, PostRock paid to CECG:
•	$6,631,048 in cash;
•	1,000,000 shares of PostRock common stock; and
•	warrants to purchase (i) 224,607 shares of PostRock common stock, which may be exercised at $6.57 per share for one year following issuance, (ii) 224,607 shares of PostRock common stock, which may be exercised at $7.07 per share for two years following issuance and (iii) 224,608 shares of PostRock common stock, which may be exercised at $7.57 per share for three years following issuance.

The cash was funded with borrowings under PostRock’s existing borrowing base credit facility.

Item 4.	Purpose of Transaction

CUSIP No. 21038E 10 1	Page 13 of 17
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) CEPM, as the record holder of all of the Class A Units, has the right to appoint two of the five members of the Board of Managers of the Issuer (the “Class A Managers”). CEPM has not yet determined whether or when it will exercise its right to remove one or more of the existing Class A Managers and replace them with designees of CEPM, or what persons, if any, CEPM would appoint to serve as Class A Managers.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
          The Issuer’s Second Amended and Restated Operating Agreement is hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 28, 2006, as subsequently amended by Amendment No. 1 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2007), Amendment No. 2 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 26, 2007), Amendment No. 3 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 26, 2007) and Amendment No. 4 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007) (as so amended, the “Operating Agreement”).

CUSIP No. 21038E 10 1	Page 14 of 17

Item 5.	Interest in Securities of the Issuer.
(a) – (b)	(i)	CEPM is the sole record owner of 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units). CEPM is also the sole record owner of 485,065 Class A Units of the Issuer.
(ii)	PostRock does not directly own any Common Units. By virtue of being the sole member of CEPM, PostRock may be deemed possess sole voting and dispositive power with respect to the 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units) owned of record by CEPM.
(iii)	The White Deer funds do not directly own any Common Units. The White Deer Funds, in the aggregate, may be deemed to beneficially own approximately 68.2% of the shares of PostRock common stock outstanding on a pro forma basis (accounting for the exercise of warrants to purchase an aggregate of 20,204,261 common shares of PostRock common stock held by the White Deer Funds). In addition, the White Deer Funds are entitled to designate up to three directors for nomination by PostRock’s board of directors for so long as the White Deer Funds own 25% or more of the shares of PostRock common stock. By virtue of these relationships, the White Deer Funds, who have, together with GP LP and GP Ltd. formed a “group” as defined in Section 13(d)(3) with respect to the shares of PostRock common stock owned by such persons, may be deemed to possess shared voting and dispositive power with respect to the 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units) owned of record by CEPM.
(iv)	GP LP does not directly own any Common Units. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess shared voting and dispositive power with respect to the 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units) owned of record by CEPM.
(v)	GP Ltd. does not directly own any Common Units. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess shared voting and dispositive power with respect to the 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units) owned of record by CEPM.
(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Common Units. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to the 3,128,670 Common Units of the Issuer (representing 13.2% of the outstanding Common Units) owned of record by CEPM.
     The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
     (d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Units described in this Item 5.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

CUSIP No. 21038E 10 1	Page 15 of 17
Issuer Operating Agreement
          CEPM and all other members of the Issuer are parties to the Issuer Operating Agreement.
Voting Rights
          The following matters require the unitholder vote specified below:
•	Election of members of the board of managers — The Issuer Operating Agreement provides that the Issuer will have a board of five members. Holders of the Class A Units, voting together as a single class, will elect two managers and their successors, and the holders of the Common Units, voting together as a single class, will elect the remaining three managers and their successors.

•	Amendment of the Issuer Operating Agreement — Certain amendments may be made by the Issuer’s board of managers without the approval of unitholders. Other amendments generally require the approval of both a Common Unit majority and a Class A Unit majority.

•	Merger of the Issuer or the sale of all or substantially all assets — Approval of Common Unit and Class A Unit majority.

•	Dissolution of the Issuer -Approval of Common Unit and Class A Unit majority.
          Matters requiring the approval of a “Common Unit majority” require the approval of at least a majority of the outstanding Common Units voting together as a single class. In addition, matters requiring the approval of a “Class A Unit majority” require the approval of at least a majority of the outstanding Class A Units voting together as a single class. No approval is required for the Issuer to issue additional securities, including Common Units.
Conversion of Class A Units and management incentive interests
     The holders of the Class A Units have the right, voting as a separate class, to elect two of the five members of the Issuer’s board of managers and any replacement of either of such members. This right can be eliminated only upon a proposal submitted by or with the consent of the Issuer’s board of managers and the vote of the holders of not less than 66 2/3% of the outstanding Common Units. If such elimination is so approved and CEPM and its affiliates do not vote their Common Units in favor of such elimination, the Class A Units will be converted into Common Units on a one-for-one basis and CEPM will have the right to convert the management incentive interests into Common Units based on the then-fair market value of such interests.
Limited Call Right
     If at any time any person owns more than 80% of the then-issued and outstanding Common Units, such person will have the right, which it may assign in whole or in part to any of its affiliates or to the Issuer, to acquire all, but not less than all, of the remaining Common Units held by unaffiliated persons as of a record date to be selected by the Issuer’s board of managers, on at least 10 days but not more than 60 days notice. The holders of Common Units are not entitled to dissenters’ rights of appraisal under the Issuer Operating Agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:
•	the highest cash price paid by such person for any Common Units purchased within the 90 days preceding the date on which such person first mails notice of its election to purchase the remaining Common Units; and

•	the closing market price of the Common Units as of the date three days before the date the notice is mailed.
Registration Rights
     The Issuer has agreed to register for sale under the Securities Act and applicable state securities laws any Common Units or other of its securities held by CEPM or any of its affiliates if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any termination of

CUSIP No. 21038E 10 1	Page 16 of 17
the special voting rights of the holders of the Class A Units. The Issuer has also agreed to include any of its securities held by CEPM or its affiliates in any registration statement that the Issuer files to offer its securities for cash, except an offering relating solely to an employee benefit plan, for the same period. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the Listed Persons or between such persons and any person with respect to any securities of the Issuer.
     References to, and descriptions of, the Issuer Operating Agreement as set forth in this Item 6 are qualified in their entirety by the full text of the Issuer Operating Agreement, which is incorporated by reference into this Item 6 from each of: (i) the Issuer’s Second Amended and Restated Operating Agreement, dated as of November 20, 2006 (Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 28, 2006), (ii) Amendment No. 1 thereto (Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2007), (iii) Amendment No. 2 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 26, 2007), (iv) Amendment No. 3 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 26, 2007) and (v) Amendment No. 4 thereto (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2007).

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed herewith).

Exhibit B	Purchase Agreement, dated August 8, 2011, by and among PostRock Energy Corporation, Constellation Energy Commodities Group, Inc. and Constellation Energy Partners Holdings, LLC (attached as Exhibit 2.1 to PostRock Energy Corporation’s current report on Form 8-K (File No. 001-34635) filed with the Commission on August 12, 2011 and incorporated herein by reference).

Exhibit C	Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of November 26, 2006 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on November 28, 2006 and incorporated herein by reference).

Exhibit D	Amendment No. 1 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of April 23, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on April 24, 2007 and incorporated herein by reference).

Exhibit E	Amendment No. 2 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as of July 25, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on July 26, 2007 and incorporated herein by reference).

Exhibit F	Amendment No. 3 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as September 21, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on September 26, 2007 and incorporated herein by reference).

Exhibit G	Amendment No. 4 to the Second Amended and Restated Operating Agreement of Constellation Energy Partners LLC, dated as December 28, 2007 (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-33147) filed with the Commission on December 28, 2007 and incorporated herein by reference).

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
August 18, 2011

POSTROCK ENERGY CORPORATION

By:	/s/ Stephen L. DeGiuisti
	Name:	Stephen L. DeGiusti
	Title:	Executive Vice President, General Counsel and Secretary

CONSTELLATION ENERGY PARTNERS MANAGEMENT, LLC

By:	/s/ Stephen L. DeGiuisti
	Name:	Stephen L. DeGiusti
	Title:	Secretary and Treasurer

WHITE DEER ENERGY L.P.
By: Edelman & Guill Energy L.P., its general partner
By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY TE L.P.
By: Edelman & Guill Energy L.P., its general partner
By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY FI L.P.
By: Edelman & Guill Energy L.P., its general partner
By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY L.P.
By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

THOMAS J. EDELMAN
/s/ Thomas J. Edelman

BEN A. GUILL
/s/ Ben A. Guill

Schedule I
Edelman & Guill Energy Ltd.
Directors
Thomas J. Edelman
667 Madison Avenue
4th Floor
New York NY 10065
Principal Occupation: Managing Partner, White Deer Energy L.P.
Citizenship: USA
Amount of Issuer Stock Owned: 0
Ben A. Guill
700 Louisiana Street
Suite 4770
Houston, TX 77002
Principal Occupation: Director, Edelman & Guill Energy Ltd.
Citizenship: USA
Amount of Issuer Stock Owned: 0
PostRock Energy Corporation
Directors
Nathan M. Avery
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Retired; Director of PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
William H. Damon III
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Senior Vice President and National Director of Power Consulting for HDR, Inc.; Director of PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Thomas J. Edelman
(See above)
Duke R. Ligon
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Retired; Director of PostRock, Vantage Drilling Company, Blueknight Energy Partners, L.P.,
Panhandle Oil and Gas Inc., Pre-Paid Legal Services, Inc. and SteelPath MLP Funds Trust.
Citizenship: USA
Amount of Issuer Stock Owned: 0

J. Phillip McCormick
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Independent investor and advisor; Director of PostRock and RENN Global Entrepreneurs Fund, Inc.
Citizenship: USA
Amount of Issuer Stock Owned: 0
James E. Saxton, Jr.
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Managing Director, White Deer Energy L.P.; Director of PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Daniel L. Spears
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Partner, Swank Capital, LLC; Director of PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Mark A. Stansberry
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Chairman and director of The GTD Group; Director of PostRock.
Citizenship: USA
Amount of Issuer Stock Owned: 0
Executive Officers
Terry W. Carter
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Interim President and Chief Executive Officer, PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Jack T. Collins
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Executive Vice President and Chief Financial Officer, PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Tom A. Saunders
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Executive Vice President—New Business Development—Midstream, PostRock

Citizenship: USA
Amount of Issuer Stock Owned: 0
Stephen L. DeGiusti
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Executive Vice President, General Counsel and Secretary, PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
David J. Klvac
c/o PostRock Energy Corporation
210 Park Avenue
Oklahoma City, OK 73102
Principal Occupation: Executive Vice President and Chief Accounting Officer, PostRock
Citizenship: USA
Amount of Issuer Stock Owned: 0
Constellation Energy Partners Management, LLC
Directors
Terry W. Carter
(See avove)
Jack T. Collins
(See above)
Executive Officers
Terry W. Carter
(See above)
Stephen L. DeGiusti
(See above)
Jack T. Collins
(See above)
David J. Klvac
(See above)